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                    [MACKENZIE PARTNERS, INC. LETTERHEAD]


FOR IMMEDIATE RELEASE

Contact: Mark H. Harnett
         MacKenzie Partners, Inc.
         (212) 929-5877


                     INVACARE  CALLS HEALTHDYNE'S PLANS
                      TO "EXPLORE ALTERNATIVES" A SHAM

    Elyria, Ohio -- (June 25, 1997) - Invacare Corporation (NASDAQ/NMS:IVCR) announced today that it considers Healthdyne Technologies, Inc.'s (NASDAQ: HDTC) offer to "explore alternatives" to Invacare's $15 all-cash tender offer nothing more than a "sham" designed to win votes in the proxy contest at the upcoming, July 30, annual meeting. Invacare also stated that it has rejected out-of-hand the onerous restrictions that Healthdyne has demanded for Invacare to participate in its self-serving process.

    A. Malachi Mixon, III, Invacare's Chairman and Chief Executive Officer stated, "We will not drop our tender offer and proxy solicitation, nor will we sign a confidentiality agreement which involves standstill provisions in order to participate in their process."

    Mr. Mixon emphasized, "If Healthdyne's board were serious about third party transactions it would declare the company for sale to the highest bidder and commence an auction. The so-called process referred to in Healthdyne's letter falls far short of this. Healthdyne's letter once again makes it clear that regardless of the wishes of Healthdyne's shareholders, Healthdyne is not for sale."

The complete text of Mr. Mixon's letter responding to the letter from Healthdyne's Chairman, Parker H. Petit, dated June 23, 1997, is reprinted below.



June 24, 1997

Personal & Confidential
Mr. Parker Petit
Chairman of the Board
Healthdyne Technologies, Inc.
1255 Kennestone Circle
Marietta, GA 30066

Dear Mr. Petit:

I am writing this letter in response to your letter dated June 23, 1997. I am extremely disappointed that the Healthdyne Board of Directors is only willing to include Invacare in possible discussions regarding a potential acquisition or strategic combination if Invacare withdraws its tender offer, stops soliciting proxies and signs a confidentiality agreement with standstill provisions. As I am sure you understand, Invacare is unable to accept these restrictions because they would take away from Healthdyne's shareholders the opportunity to decide for themselves at the upcoming annual meeting what is in their own best interest.

Your letter suggests that withdrawal of our offer and participation in the so-called third party discussion "process" would create a "level playing field." We strongly disagree. This so-called

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Invacare/Healthdyne
Page Two
June 25, 1997

"process" reflects no commitment on the part of your board to proceed with or even solicit a third party transaction and is yet another thinly disguised entrenchment effort intended to dupe the shareholders into reelecting the current board. In reality, the only level playing field available to the Healthdyne shareholders is the opportunity to vote their shares at the annual meeting. In light of the fact that our offer has been outstanding for almost six months, we think it unlikely that a serious competing bidder will emerge. Nonetheless, if your board were serious about third party transactions it would declare the company for sale to the highest bidder and commence an auction. The so-called "process" referred to in your letter falls far short of this. Your letter once again makes it clear that, regardless of the wishes of your shareholders, Healthdyne is not for sale.

According to your letter, you basis for requiring these restrictions upon discussions with Invacare is that Invacare would have a legal duty to publicly disclose any material non-public information furnished by Healthdyne. We cannot understand how information you yourself have not deemed material enough to disclose to your shareholders could suddenly become "material" in our hands. If there is any material non-public information your shareholders should know in order to fully evaluate our tender offer, nominees and proposals, you should tell them. Of course, Healthdyne and any other third party would have the same disclosure obligations if they were to proceed with a third party transaction.

Your recent actions only serve to reaffirm your unwillingness to sell the company and your willingness to confuse your shareholders on the eve of the proxy contest. Your suggestion that you will consider alternatives at this late date, without any obligation to actually sell the company, is disingenuous. We are confident that your shareholders will see your empty statements for what they are - a last-ditch attempt to retain control of the company.

We intend to pursue our tender offer and the election of a new board of directors who will carry out the wishes of the shareholders by selling the company at the best available price.

Sincerely,

/s/ A. Malachi Mixon, III
Chairman and Chief Executive Officer



    Invacare's $15 per share tender offer for all outstanding shares of Healthdyne common stock is currently scheduled to expire at 6:00 p.m., New York City time, on Friday, August 1, 1997 unless further extended in the manner described in the Offer to Purchase dated January 27, 1997 and the Supplements thereto dated April 4, 1997 and June 6, 1997.


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                           PARTICIPANT INFORMATION

Invacare may solicit proxies for Healthdyne's 1997 annual meeting with respect to its previously announced nominees and proposals. Besides Invacare and the nominees, other participants in this solicitation may include the following directors and/or executive officers of Invacare: A. Malachi Mixon, III (Chairman, Chief Executive Officer and Director), Gerald B. Blouch (President, Chief Operating Officer and Director), Thomas R. Miklich (Chief Financial Officer, Secretary, General Counsel and Treasurer), Joseph B. Richey, II (Senior Vice President--Total Quality Management and Director), Donald P. Andersen (Group Vice President--Respiratory ucts) and Louis F.J. Slangen (Senior Vice President--Sales & Marketing). Although Salomon Brothers Inc ("Salomon Brothers"), which is acting as dealer manager in connection with the tender offer and serving as financial advisor to Invacare in connection with the proposed acquisition of Healthdyne, does not admit that it or any of its directors, officers, employees or affiliates is a "participant", as defined in
Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Salomon Brothers may assist Invacare in such a solicitation: Scott Wilson (Managing Director), Wilder Fulford (Managing Director), John Fowler (Managing Director), John Chambers (Director) and Sarah Barnes (Vice President).

Invacare beneficially owns an aggregate of 600,000 shares of Healthdyne's common stock. Salomon Brothers will receive customary financial advisor and dealer manager fees, reimbursement and indemnification from Invacare in connection with the tender offer and any acquisition by Invacare of Healthdyne. Salomon Brothers will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Salomon Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Salomon Brothers maintains customary arrangements and effects transactions in the securities of Healthdyne for the accounts of its customers. As a result of its engagement by Invacare, Salomon Brothers has restricted its proprietary trading in the securities of Healthdyne (although it may still execute trades for customers on an unsolicited agency basis).